UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Evanston Multi-Alpha Fund

(formerly, North Square Evanston Multi-Alpha Fund)

(Name of Issuer)

Evanston Multi-Alpha Fund

(formerly, North Square Evanston Multi-Alpha Fund)

(Name of Person(s) Filing Statement (Issuer))

 Class A Shares and Class I Shares

(Title of Class of Securities)

Class A Shares: 299222 208 Class I Shares: 299222 109

(CUSIP Number of Class of Securities)

Karen Jacoppo-Wood

c/o Ultimus Fund Solutions, LLC

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

(513) 577-1693

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons(s))

With a copy to:

Stacy H. Louizos, Esq.

Blank Rome LLP

1271 Avenue of the Americas

New York, New York 10020

(212) 885-5147

June 26, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.

Important Dates Related to this Offer:

Date	Name of Date	Definition
June 26, 2026	Commencement Date	The date as of which the Offer commenced
July 28, 2026	Notice Date	The deadline by which you must properly notify the Fund in writing if you wish to tender Shares for repurchase (unless extended by the Fund to a later date subsequently designated by the Fund)*
July 28, 2026	Expiration Date	The deadline by which, if you previously provided proper written notice to the Fund of your desire to tender Shares, you may properly notify the Fund of your desire to withdraw such tender request*
September 30, 2026	Repurchase Valuation Date	The date as of which the net asset value of the Shares is calculated, unless extended by the Fund to a later date subsequently designated by the Fund*
August 24, 2026	Acceptance Date	The date which is 40 business days after the Commencement Date (after which, if the Fund has not yet accepted your tender of Shares, you have the right to withdraw your tender)

*In the event of any extension of time during which the Offer is pending, you will be properly notified in writing by the Fund in accordance with the terms set forth later in this document. Because the Fund does not presently anticipate authorizing any such extension, the Fund strongly recommends that you make any decisions with respect to this Offer based on the dates specified in the table above.

Evanston Multi-Alpha Fund (formerly, North Square Evanston Multi-Alpha Fund) (the “Fund”), in accordance with the terms and conditions set forth herein, is offering to repurchase Class A Shares and Class I Shares of the Fund (“Shares”) from its shareholders (“Shareholders”). The terms and conditions set out in the Offer to Repurchase, and the related Letter of Transmittal, together constitute the “Offer”. Specifically, the Fund is offering to repurchase Shares in an amount up to $14,532,745 (i.e., 15% of the net assets of the Fund, calculated as of April 30, 2026). The value of Shares repurchased will be calculated as of the Repurchase Valuation Date based on a price equal to the net asset value per Share of the respective class as of such Repurchase Valuation Date. Net asset value per Share of Class A and Class I Shares (each, a “Class”) is equal to (a) the difference between the value of the Fund’s assets invested in a Class and the value of the Fund’s liabilities with respect to that Class, including accrued fees and expenses, divided by (b) the number of Shares of that Class outstanding. Shareholders desiring to tender Shares for repurchase must do so by 11:59 p.m., Eastern time on the Notice Date, unless extended. Shareholders have the right to change their minds and withdraw any tenders of their Shares until 11:59 p.m., Eastern time on the Expiration Date, unless extended.

If the Fund accepts the tender of the Shareholder’s Shares, the Fund will make payment for the Shares it repurchases from one or more of the following sources: cash on hand, the proceeds of the sale of portfolio securities held by the Fund, or borrowings. The payment will generally be made within approximately 35 days after the Repurchase Valuation Date. This amount will be subject to adjustment promptly after completion of the annual audit of the Fund’s financial statements for the fiscal year in which the repurchase is effected. To mitigate any effects of this, if all Shares owned by a Shareholder are repurchased, the Shareholder will receive an initial payment equal to at least 90% of the estimated value of the Shares (after adjusting for fees, expenses, reserves or other allocations or redemption charges) within approximately 35 days after the Repurchase Valuation Date, subject to audit adjustment, and the balance due will be determined and paid promptly after completion of the Fund’s annual audit.

Shares will be repurchased by the Fund pursuant to the Offer after the Management Fee (as such term is defined in the Fund’s Prospectus) to be paid to the Fund’s investment manager, Evanston Capital Management, LLC (“ECM” or the “Investment Manager”), has been deducted from the Fund’s assets as of the end of the month in which the Offer occurs—i.e., the accrued Management Fee for the month in which Fund Shares are to be repurchased pursuant to the Offer is deducted prior to effecting the relevant repurchase of Fund Shares.

A Shareholder who tenders its Shares for repurchase during the first year following such Shareholder’s purchase of such Shares will be subject to a fee of 3.00% of the value of the Shares repurchased by the Fund, payable to the Fund (an “Early Repurchase Charge”). In determining whether the repurchase of Shares is subject to an Early Repurchase Charge, the Fund will repurchase those Shares held the longest first. The Board of Trustees (the “Board”) may, in certain limited instances where the Board has determined that the remaining Shareholders will not be materially and adversely affected or prejudiced, waive the imposition of the Early Repurchase Charge. Any such waiver does not imply that the Early Repurchase Charge will be waived at any time in the future or that such Early Repurchase Charge will be waived for any other Shareholder.

A Shareholder tendering for repurchase only a portion of the Shareholder’s Shares will be required to maintain an account balance of at least $25,000 (i.e., the minimum initial investment applicable for the Fund) after giving effect to the tender. If a Shareholder tenders an amount that would cause the Shareholder's account balance to fall below the required minimum, the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time.

Shareholders desiring to tender Shares for repurchase must do so by 11:59 p.m., Eastern time on the Notice Date, unless extended. The Offer to Shareholders remains revocable until 11:59 p.m., Eastern time on the Expiration Date, unless extended. Until the Expiration Date, Shareholders have the right to change their minds and withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described herein. If the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Acceptance Date, a Shareholder will also have the right to withdraw its tender of its Shares after such date.

If a Shareholder would like the Fund to repurchase any of its Shares, it should complete, sign, and either (i) mail (via certified mail, return receipt requested) or otherwise deliver a Letter of Transmittal to the Fund at the following address:

Regular Mail:

Evanston Multi-Alpha Fund

c/o Ultimus Fund Solutions, LLC

P.O. Box 46707

Cincinnati, OH 45246

Overnight Courier:

Evanston Multi-Alpha Fund

c/o Ultimus Fund Solutions, LLC

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

or (ii) fax it to the Fund at (402) 963-9094, so that it is received before 11:59 p.m., Eastern time, on the Notice Date (or if applicable, the Notice Date as extended). The value of your Shares may change between April 30, 2026, the last date for which the Fund completed the calculation of its net asset value, and the Repurchase Valuation Date.

As of April 30, 2026, the last date for which the Fund completed the calculation of its net asset value, the aggregate net asset value of the Fund was $9.4956 and the net asset value per Share of Class A Shares and Class I Shares was $8.5548 and $9.5287, respectively. The value of the Shares may change between April 30, 2026, and the Repurchase Valuation Date. Shareholders desiring to obtain the estimated net asset value of their Shares may contact the Fund at (833) 821-7800 or at the address listed above, Monday through Friday (except holidays), from 8:30 a.m. to 5:30 p.m., Eastern time.

Please note that, just as each Shareholder has the right to withdraw its tender, the Fund has the right to cancel, amend or postpone this Offer at any time before 11:59 p.m., Eastern time, on the Expiration Date. Also realize that the Offer is set to expire on the Expiration Date (or if applicable, Expiration Date as extended), and that, if a Shareholder desires to tender Shares for repurchase, it must do so by the Notice Date (or if applicable, Notice Date as extended). A Shareholder tendering all of its Shares will remain a Shareholder of the Fund through the Repurchase Valuation Date, when the net asset value of the Shareholder’s Shares is calculated, notwithstanding the Fund’s acceptance of the Shareholder’s Shares for repurchase as of the Acceptance Date.

Important Information

At a special meeting held on May 15, 2026 (the “May 2026 Meeting”), the Board of Trustees of the Fund, comprised solely of Independent Trustees (the “Current Board”), approved (i) a new investment advisory agreement between the Fund and XA Investments LLC (“XAI”) (the “New Advisory Agreement”), pursuant to which XAI will serve as the investment adviser to the Fund; and (ii) an investment sub-advisory agreement among the Fund, XAI and ECM, the Fund’s current investment manager (the “New Sub-Advisory Agreement”), pursuant to which ECM will continue to manage the Fund’s portfolio as the investment sub-adviser pursuant to the same investment strategy as the Fund currently utilizes with ECM as investment adviser (collectively, the “Transition”). This structure will allow ECM to focus solely on portfolio management of the Fund, with the same portfolio management team that currently manages the Fund. XAI would provide supervision and oversight of ECM and provide certain non-advisory administrative-related and distribution-related services. XAI is a Chicago-based boutique alternative investment management and consulting firm founded by XMS Capital Partners, LLC in 2016.

The terms of the New Advisory Agreement, including the advisory fee rate, are substantially similar to those of the Current Advisory Agreement, except that the New Advisory Agreement provides that, if the Fund were to operate as an interval fund under Rule 23c-3 under the 1940 Act in the future, the Fund’s advisory fee would thereafter be calculated and accrued on a daily basis based on the Fund’s average daily net assets and payable monthly in arrears, rather than being calculated based on the Fund’s net assets determined as of the last calendar day of each month and payable quarterly in arrears. ECM and XAI do not expect such change to materially impact the amount of fees paid by the Fund to XAI under the New Advisory Agreement following the Proposed Conversion. Additionally, under the New Advisory Agreement, XAI, and not the Fund, will pay the sub-advisory fee. The Transition is subject to Shareholder approval.

In connection with the Transition, at the May 2026 Meeting, the Current Board approved a proposal that the current Board be reconstituted at the time of the closing of the Transition and replaced by a six-member Board of Trustees. The Proposed Conversion, Transition and the election of the new Trustees are each subject to shareholder approval.

At the May 2026 Meeting, the Current Board approved a proposal to convert the Fund from a tender offer fund to an interval fund and adopt a new fundamental policy of the Fund to conduct repurchase offers of the Fund’s shares at quarterly intervals pursuant to Rule 23c-3 under the 1940 Act (the “Proposed Conversion”). ECM and XAI have advised that such periodic repurchase offers will allow for more consistent liquidity for the Fund’s shareholders. Under the current structure, the Fund only conducts tender offers at such times, in such amounts and on such terms as may be determined by the Board, in its sole discretion. The Proposed Conversion is subject to Shareholder approval.

The proposals will be voted upon at a special meeting of shareholders of the Fund (the “Meeting”) scheduled for August 13, 2026. It is anticipated that the Transition and the reconstitution of the Board, if approved by shareholders, are expected to occur on or about August 13, 2026 following the Meeting (the “Transition Date”), or such later date as mutually agreed upon between ECM and XAI. If approved by shareholders, the Fund will adopt the new fundamental policy to conduct repurchase offers of the Fund’s shares at quarterly intervals pursuant to Rule 23c-

3 under the 1940 Act within 15 months following such approval once the Fund and the newly constituted Board determine it to be appropriate from an operational perspective and otherwise advisable to implement the Proposed Conversion. The Fund will notify shareholders in advance of the Proposed Conversion being completed.

The Fund has mailed a proxy statement with additional information on the proposals related to the Transition to each shareholder of record as of May 22, 2026. There is no assurance that the shareholders of the Fund will approve the proposals.

Item 2. Issuer Information.

(a) The name of the issuer is the Evanston Multi-Alpha Fund (formerly, North Square Evanston Multi-Alpha Fund and, Evanston Alternative Opportunities Fund, prior thereto). The Fund is registered under the 1940 Act as a closed-end, non-diversified, management investment company and is organized as a Delaware statutory trust. The principal executive office of the Fund is located at 1560 Sherman Avenue, Suite 960, Evanston, Illinois 60201and the telephone number is (847) 328-4961.

(b) The title of the securities that are the subject of the Offer to Repurchase are Class A Shares and Class I Shares of beneficial interest or portions thereof in the Fund. (As used herein, the term “Share” or “Shares,” as the context requires, shall refer to the Class A Shares and Class I Shares of beneficial interests in the Fund and portions thereof that constitute the classes of securities that are the subject of this Offer to Repurchase or the Class A Shares and Class I Shares of beneficial interests in the Fund or portions thereof that are tendered by Shareholders pursuant to the Offer to Repurchase.) As of the close of business on April 30, 2026, there was approximately $ 96,884,966 outstanding in capital of the Fund held in Shares. Subject to the conditions set forth in the Offer to Repurchase, the Fund will purchase up to $14,532,745 of Shares (the “Offer Amount”).

(c) Shares are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund’s Registration Statement dated July 25, 2025, as supplemented from time to time, which has been filed with the Securities and Exchange Commission (“SEC”) and is hereby incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) The name of the filing person is the Evanston Multi-Alpha Fund. Until the Transition Date, the Fund’s principal executive office is located at 1560 Sherman Avenue, Suite 960, Evanston, Illinois 60201 and the telephone number is (847) 328-4961. Prior to the Transition Date, ECM serves as the Fund’s investment adviser (the “Investment Manager”). The Investment Manager provides advisory and certain administrative services to the Fund and is responsible for the day-to-day management of the Fund’s portfolio. The Investment Manager’s portfolio managers for the Fund are Mr. Adam B. Blitz and Ms. Kristen VanGelder (herein defined as the “Managers”). Their address is 1560 Sherman Avenue, Suite 960, Evanston, IL 60201 and the telephone number is (847) 328-4961.

Following the Transition Date, XAI will serve as the Fund’s Investment Manager. The Fund’s principal executive office will be located at 321 North Clark Street, Suite 2430, Chicago, Illinois 60654 and the telephone number will be 1-312-374-6930, which is XAI’s principal executive office and telephone number.  The Managers for the Fund will not change following the Transition.

Item 4. Terms of This Tender Offer.

(a) (1) (i) Subject to the conditions set out in the Offer, the Fund will repurchase Shares in an amount up to $14,532,745. Shareholders desiring to tender Shares for repurchase must do so by 11:59 p.m., Eastern time, on the Notice Date, unless extended, and not withdrawn (as described in Item 4(a)(1)(vi)) by 11:59 p.m., Eastern time, on the Expiration Date, unless extended.

(ii) The value of the Shares tendered to the Fund for repurchase will be their net asset value as of the close of business on the Repurchase Valuation Date. See Item 4(a)(1)(v) below.

A Shareholder who tenders some but not all of the Shareholder’s Shares for repurchase will be required to maintain a minimum account balance of $25,000 (i.e., the minimum initial investment applicable for the Fund) in the Fund after giving effect to the repurchase. Such minimum account balance requirement may be waived by the Investment Manager, in its sole discretion. Subject to the discussion below in Item 4(a)(1)(ix), each Shareholder may tender any of its Shares for repurchase by the Fund (keeping in mind that the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund).

(iii) The scheduled expiration date is 11:59 p.m., Eastern Time, July 28, 2026.

(iv) Not applicable.

(v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including the Acceptance Date: (a) to cancel the Offer in the circumstances set out in Section 7 of the Offer to Repurchase dated as of the Commencement Date, and, in the event of such cancellation, not to purchase, or pay for, any Shares tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

(vi) Pursuant to Rule 13e-4(f)(2)(ii) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), if the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Acceptance Date, a Shareholder will also have the right to withdraw its tender of its Shares after such date.

(vii) Shareholders wishing to tender Shares pursuant to the Offer generally should send or deliver a completed and executed Letter of Transmittal to the Fund at the following address: Via Regular Mail: Evanston Multi-Alpha Fund, c/o Ultimus Fund Solutions, LLC, P.O. Box 46707, Cincinnati, OH 45246, Via Overnight Courier: Evanston Multi-Alpha Fund, c/o Ultimus Fund Solutions, LLC, 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246 or fax a completed and executed Letter of Transmittal to the Fund’s administrator, to the attention of Evanston Multi-Alpha Fund, at (402) 963-9094. The completed and executed Letter of Transmittal must be received, either by mail or by fax, no later than 11:59 p.m., Eastern time, on the Notice Date (or if applicable, Notice Date as extended). The Fund recommends that all documents be submitted to the Fund by certified mail, return receipt requested, or by facsimile transmission.

Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by the Fund at the address or fax number set out on the first page of the Letter of Transmittal. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described above. To request a form of withdrawal notice, a Shareholder may contact the Fund at (833) 821-7800.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted a Shareholder’s tender of Shares as, if, and when it gives written notice to the tendering Shareholder of its acceptance of such Shareholder’s tender and repurchases such Shares.

(ix) If Shares in excess of $14,532,745 are duly tendered to the Fund before the Notice Date and not withdrawn before the Expiration Date, the Fund, in its sole discretion, may do any of the following: (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(3) under the 1934 Act; (b) extend the Offer, if necessary, and increase the amount of Shares which the Fund is offering to repurchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered on or before the specified Notice

Date in such extension of the Offer; and (c) accept Shares tendered before the Notice Date and not withdrawn before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended, or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x) The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders not tendering Shares. Shareholders retaining their Shares may be subject to increased risks which may possibly result from the reduction in the Fund’s aggregate assets due to the Fund’s payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. The Fund believes that this result is unlikely, however, given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in those Shareholders not tendering Shares bearing higher costs to the extent that certain relatively fixed expenses borne by the Fund may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time.

(xi) Not applicable.

(xii) The U.S. federal income tax discussion set forth below is a summary included for general information purposes only. In view of the individual nature of tax consequences, each Shareholder is advised to consult its own tax adviser with respect to the specific, individual tax consequences of participation in the Offer, including the effect and applicability of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

The sale of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend.” Under Section 302(b) of the Internal Revenue Code of 1986, as amended (the “Code”), a sale of Shares pursuant to the Offer generally will be treated as a “sale or exchange” if the receipt of cash by the Shareholder: (a) results in a “complete termination” of the Shareholder’s interest in the Fund, (b) is “substantially disproportionate” with respect to the Shareholder, or (c) is “not essentially equivalent to a dividend” with respect to the Shareholder. In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for “sale or exchange” treatment is met, a Shareholder will recognize gain or loss equal to the difference between the price paid by the Fund for the Shares purchased in the Offer and the Shareholder’s adjusted basis in such Shares. If such Shares are held as a capital asset, the gain or loss will generally be capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is generally (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) either 15% or 20% for capital assets held for more than one year, depending on whether the individual’s income exceeds certain threshold amounts.

If the requirements of Section 302(b) of the Code are not met, amounts received by a Shareholder who sells Shares pursuant to the Offer will be taxable to the Shareholder as a “dividend” to the extent of such Shareholder’s allocable Share of the Fund's current or accumulated earnings and profits. To the extent that amounts received exceed such Shareholder’s allocable Share of the Fund’s current and accumulated earnings and profits, such excess will constitute a non-taxable return of capital (to the extent of and in reduction of the Shareholder’s adjusted basis in its Shares), and any amounts in excess of the Shareholder’s adjusted basis will constitute taxable capital gain (if its Shares are held as a capital asset). Any remaining adjusted basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such Shareholder. In addition, if a tender of Shares is treated as a “dividend” to a tendering Shareholder, a constructive dividend under Section 305(c) of the Code may result to a non-tendering Shareholder whose proportionate interest in the earnings and assets of the Fund has been increased by such tender.

Foreign Shareholders. Any payments (including constructive dividends) to a tendering Shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation that does not hold his, her or its Shares in connection with a trade or business conducted in the United States (a “Foreign Shareholder) that are treated as dividends for U.S. federal income tax purposes under the rules set forth above, will generally be subject to U.S. withholding tax at the rate of 30% (unless a reduced rate applies under an applicable tax treaty). A tendering Foreign Shareholder who realizes a capital gain on a tender of Shares will not be subject to U.S. federal income tax on such gain, unless the Shareholder is an individual who is physically present in the United States for 183 days or more and certain other conditions exist. Such persons are advised to consult their own tax adviser. Special rules may apply in the case of nonresident alien individuals, foreign trusts or estates or foreign corporations that are engaged in a U.S. trade or business or Foreign Shareholders (i) that are former citizens or residents of the U.S. or (ii) that have a special status for U.S. federal tax purposes, such as “controlled foreign corporations,” corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations. Such persons are advised to consult their own tax adviser. Certain Foreign Shareholder entities may also be subject to withholding tax at the rate of 30% under the Foreign Account Taxpayer Compliance Act (“FATCA”) unless they have provided the Fund with a duly completed W-8BEN-E (or other applicable type of W-8) certifying their compliance with or exemption from FATCA.

Backup Withholding. The Fund generally will be required to withhold tax at the rate of 24% (“backup withholding”) from any payment to a tendering Shareholder that is an individual (or certain other non-corporate persons) if the Shareholder fails to provide to the Fund its correct taxpayer identification number or otherwise establish an exemption from the backup withholding tax rules. A Foreign Shareholder generally will be able to avoid backup withholding with respect to payments by the Fund that are treated as made in exchange for tendered Shares only if it furnishes to the Fund a duly completed Form W-8BEN (or other applicable type of W-8), signed under penalty of perjury, stating that it (1) is a nonresident alien individual or a foreign corporation, partnership, estate or trust, (2) has not been and does not plan to be present in the United States for a total of 183 days or more during the calendar year, and (3) is neither engaged, nor plans to be engaged during the year, in a United States trade or business that has effectively connected gains from transactions with a broker or barter exchange. Backup withholding is not an additional tax, and any amounts withheld may be credited against a Shareholder's U.S. federal income tax liability.

(2)(a)(2)(i) The Board has approved XAI to serve as the Investment Manager for the Fund on the Transition Date. There is no assurance that the shareholders of the Fund will approve the New Advisory Agreement or the New Sub-Advisory Agreement. Pursuant to the Transition, ECM will continue managing the Fund as the investment sub-adviser. Reference is hereby made to the definitive Proxy Statement filed with the SEC on June 12, 2026 (“Proxy Statement”), which is incorporated herein by reference.

(ii)	Reference is hereby made to the Proxy Statement, which is incorporated herein by reference.

(iii)	Reference is hereby made to the Proxy Statement, which is incorporated herein by reference.

(iv)	Reference is hereby made to the Proxy Statement, which is incorporated herein by reference.

(v)	Reference is hereby made to the Proxy Statement, which is incorporated herein by reference.

(vi)	Reference is hereby made to the Proxy Statement, which is incorporated herein by reference.

(vii)	Reference is hereby made to the Proxy Statement, which is incorporated herein by reference.

(b) Members of the Board or officers of the Fund or a Fund affiliate are eligible to participate in the Offer and may have some or all of their Shares acquired in this tender offer.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

The Fund’s Prospectus dated July 25, 2025, as supplemented from time to time (“Prospectus”), which was provided to each Shareholder, provides that the Fund’s Board has the discretion to determine whether the Fund will repurchase Shares from Shareholders from time to time pursuant to written tenders. The Investment Manager expects that it will recommend to the Board that the Fund offer to repurchase Shares with a Valuation Date quarterly on or about March 31, June 30, September 30 and December 31 of each year. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund and ECM or the Fund’s Board, or any person controlling the Fund or controlling ECM or the Fund’s Board; and (ii) any person, with respect to Shares. The Fund is aware, however, that members of the Board or officers of the Fund or Fund affiliate may have some or all of their Shares acquired in this tender offer. The Fund commenced operations as a registered investment company under the 1940 Act on July 1, 2014, and has previously offered to purchase Shares from Shareholders pursuant to written tenders. The Fund’s previous tender offer for the repurchase of Shares had an expiration date of April 27, 2026.

Item 6. Purposes of This Tender Offer and Plans or Proposals of the Issuer or Affiliate.

(a) The purpose of the Offer to Repurchase is to provide liquidity to Shareholders as contemplated by and in accordance with the procedures set forth in the Prospectus.

(b) Shares that are tendered to the Fund in connection with the Offer to Repurchase, if accepted for repurchase, will be repurchased, resulting in a change in the income ratio and an increase in the expense ratios of remaining Shareholders in the Fund (assuming no further issuances of Shares).

(c) The Board has approved XAI to serve as the investment adviser for the Fund on the Transition Date. There is no assurance that the shareholders of the Fund will approve the New Advisory Agreement or the New Sub-Advisory Agreement. ECM will continue managing the Fund’s investment portfolio as the Fund’s investment sub-adviser. Reference is hereby made to the Proxy Statement, which is incorporated herein by reference. Except as described herein or in the Proxy Statement, none of the Fund, ECM, or the Board of Trustees has any plans or proposals which relate to, or would result in: (1) the acquisition by any person of additional Shares (other than the Fund’s intended continued acceptance of subscriptions for Shares on the first business day of each calendar month and from time to time in the discretion of the Investment Manager) or the disposition of Shares (other than through periodic repurchase offers, including this Offer); (2) an extraordinary transaction involving the Fund, such as a merger, reorganization or liquidation; (3) any material change in the present indebtedness, capitalization or distribution policy of the Fund; (4) a purchase, sale or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to fund all or a portion of the purchase amount for Shares acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (5) any change in the present board of trustees or management of the Fund, including, but not limited to, any plans or proposals to change the number or the term of trustees or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer, except with respect to the change in Investment Manager as discussed herein; (6) any other material change in the Fund’s corporate structure or business, including any material change in any of its investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (7) any change in the Fund’s Second Amended and Restated Agreement and Declaration of Trust, dated as of March 17, 2026 (as it may be amended, modified or otherwise supplemented from time to time) (the “Declaration of Trust”) or other governing instruments or any other action which could impede the acquisition of control of the Fund. Because Shares are not traded in any market, paragraphs (6), (7), and (8) of Regulation M-A § 229.1006(c) are not applicable to the Fund.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The Fund expects that the amount offered for the repurchase of Shares pursuant to the Offer, which will not exceed $14,532,745 (unless the Fund elects to repurchase a greater amount), will be paid from one or more of the following sources: (i) cash on hand; (ii) the proceeds of the sale of securities and portfolio assets held by the Fund; and (iii) possibly borrowings, as described in paragraph (d) below.

(b) There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c) Not applicable.

(d) None of the Fund, ECM, or the Board of Trustees has determined at this time to borrow funds to repurchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, however, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the repurchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by new or existing Shareholders or from proceeds of the sale of securities and portfolio assets held by the Fund.

Item 8. Interest in Securities of the Issuer.

(a) As of April 30, 2026, other than Kenneth A. Meister and Adam B. Blitz, none of the Fund’s Trustees, Investment Manager, Managers or officers held any Shares.

As of April 30, 2026, Kenneth A. Meister held 0.16% of the Fund’s outstanding Class I Shares and Adam B. Blitz held 0.42% of the Fund’s outstanding Class I Shares.

(b) Other than transactions conducted pursuant to the continuous offering of Shares and the previous tender offer for the repurchase of Shares, there have not been any transactions involving Shares in the last 60 days. The Fund’s previous tender offer for the repurchase of Shares had an expiration date of April 27, 2026.

Item 9. Persons/Assets, Retained, Employed, Compensation or Used.

No persons have been directly or indirectly employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Repurchase.

Item 10. Financial Statements.

(a)(1) The Fund will prepare, and transmit to Shareholders, an unaudited semi-annual and an audited annual report with financial statements of the Fund and the schedule of investments of the Fund within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act. The Fund commenced operations as a registered investment company under the 1940 Act on July 1, 2014, and has a fiscal year end of March 31. Accordingly, reference is made to the audited annual financial statements of the Fund for the annual period ended March 31, 2026, which were filed with the SEC on Form N-CSR (File number 811-22904) and the unaudited semi-annual financial statements of the Fund for the six-month period ended September 30, 2025, which were filed with the SEC on Form N-CSRS (File number 811-22904), both of which are incorporated herein by reference in their entirety for the purpose of filing this Schedule TO.

(2) Not applicable.

(3) Not applicable.

(4) Not applicable.

(b) The Fund’s assets will be reduced by the amount of the tendered Shares that are purchased by the Fund pursuant to the Offer.

Item 11. Additional Information.

(a) (1) None.

(2) None.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b)       Not applicable.

(c)        None.

Item 12. Exhibits.

Reference is hereby made to the following exhibits which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

99.1        Cover Letter to Offer to Repurchase.

99.2        Offer to Repurchase.

99.3        Form of Letter of Transmittal.

99.4       Form of Notice of Withdrawal of Tender.

99.5       Filing Fee Exhibit.

 SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2026

EVANSTON MULTI-ALPHA FUND

By: /s/ Ian Martin

Name: Ian Martin

Title: President and Principal Executive Officer

EXHIBIT INDEX

EXHIBIT

99.1	Cover Letter to Offer to Repurchase.
99.2	Offer to Repurchase.
99.3	Form of Letter of Transmittal.
99.4	Form of Letter of Withdrawal of Tender.
99.5	Filing Fee Exhibit.